Exhibit 99.5

Bookham Technology plc

Notification of Interests of Directors

Oxfordshire, UK – 12 March 2004:  Bookham Technology plc (the “Company) was notified on 11 March 2004 by Dr. Peter Bordui, a non-executive director of the Company, that on 8 March 2004 options over 48,061 ordinary shares of 1/3p each in the capital of the Company (the “Ordinary Shares”) were granted to Dr. Bordui as a result of the assumption of the options over New Focus, Inc. (“New Focus”) common stock pursuant to the acquisition of New Focus by the Company (the “Acquisition”). Accordingly no amount was paid for the grant of the options to Dr. Bordui.  Dr. Bordui’s options have the following exercise prices: options over 30,038 Ordinary Shares at US$1.8227; options over 6,008 Ordinary Shares at US$0.8240; and options over 12,015 Ordinary Shares at US$1.1652. Dr. Bordui’s options are exercisable within 90 days of the date of grant.  Following this notification, Dr Bordui continues to hold options over 48,061 Ordinary Shares.

The Company was also notified on 11 March 2004 by Dr. Winston Fu, a non-executive director of the Company, that he acquired an interest on 8 March 2004 in 12,410 Ordinary Shares, which are held by the “Winston Fu Trustee Millie Gong Trustee UA Dated 12/4/01 by Fu-Gong Family Trust” and represent 0.0042% of the total issued share capital of the Company. Dr. Fu’s interest in the Ordinary Shares was acquired pursuant to the Acquisition, as each outstanding share of New Focus common stock was converted into Ordinary Shares at a conversion rate of 1.2015. Dr. Fu was also granted options over 24,031 Ordinary Shares as a result of the assumption of the options over New Focus common stock pursuant to the Acquisition and accordingly no amount was paid for the grant of the options to Dr. Fu.  Dr. Fu’s options have the following exercise prices: options over 6,008 Ordinary Shares at US$6.4919; options over 6,008 Ordinary Shares at US$0.8240; and options over 12,015 Ordinary Shares at US$1.1652. Dr. Fu’s options are exercisable within 90 days of the date of grant.

On 11 March 2004 Dr. Winston Fu also notified the Company that on 10 March 2004 he exercised options over 18,023 Ordinary Shares at an exercise price of US$0.8240 per share in respect of 6,008 Ordinary Shares and US$1.1652 per share in respect of 12,015 Ordinary Shares.  Subsequently, all of these Ordinary Shares were sold at a price of £1.210361 per Ordinary Share.

Following this notification Dr. Fu has an interest of 12,410 Ordinary Shares, excluding unexercised share options, representing 0.0042% of the total issued share capital of the Company and holds options over 6,008 Ordinary Shares.

Notified by: PHILIP DAVIS, Company Secretary